Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL

STOCKHOLDERS’ MEETING OF APRIL 25, 2018

DATE, TIME AND PLACE: On April 25, 2018 at 11:00 a.m. in the auditorium of the Centro Empresarial Itaú Unibanco at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras in the city and state of São Paulo.

BOARD: Leila Cristiane Barboza Braga de Melo – President; Álvaro Felipe Rizzi Rodrigues – Secretary.

QUORUM: Stockholders representing 91.43% common shares and 28.28% preference shares of the Company’s capital.

LEGAL ATTENDANCE: Members of the Company’s management, members of the Fiscal Council and representatives of PricewaterhouseCoopers Auditores Independentes.

CONVENING NOTICE: Published in Valor Econômico, on March 26, 2018 (page C5), March 27, 2018 (page C3) and March 28, 2018 (page C3), and in the Diário Oficial do Estado de São Paulo – Caderno Empresarial, on March 24, 2018 (page 88), March 27, 2018 (page 136) and March 28, 2018 (page 160).

NOTICE TO THE STOCKHOLDERS: The publication is not mandatory in accordance with Article 133, paragraph 5, of Law No. 6,404/76.

REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was disclosed and delivered to Stockholders before the Meeting.

RESOLUTIONS ADOPTED:

1.   Stockholders were advised that these minutes would be drafted in a summarized format.

2.   The publication of the minutes omitting the signatures of the stockholders pursuant to Article 130, paragraph 2, of Law 6.404/76 was approved. The waiving of the reading of the “Consolidated Voting Map” and the documents relating to the agenda was also authorized since said documents had already been widely disclosed and made available to Stockholders and the Market.

3.   Recorded the presentation of the Company’s results in 2017 to the stockholders by the Group Executive Finance Director and Investor Relations Officer Alexsandro Broedel.

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AGENDA OF THE ANNUAL GENERAL STOCKHOLDERS’ MEETING:

4.      Approved the Balance Sheet, other Financial Statements and Explanatory Notes with respect to the fiscal year ended December 31, 2017, together with the Management and Independent Auditor’s reports, the Opinion of the Fiscal Council and the Summary of the Audit Committee’s Report, which were published on February 22, 2018 in the newspaper Valor Econômico (pages E5 to E20) and in the Diário Oficial do Estado de São Paulo (pages 5 to 37). The Balance Sheet and other Financial Statements related to the semester ending June 30, 2017 were published in the newspaper Valor Econômico on August 8, 2017 (pages E3 to E17).

4.1. Recorded the Statement of Vote received from the stockholder Carlos Alexandre Gentil Philomeno Gomes, as an attachment, and the required clarifications provided by the representative of the Independent Auditor on the regularity of the accounting practices adopted by the Company.

5.   Approved the allocation of net income for 2017 in the total amount of R$21,108,465,888.05, as follows:

a)   R$ 1,055,423,294.40 to the Legal Reserve;

b)   R$ 631,668,655.99 to the Statutory Reserve - Reserve for Dividend Equalization;

c)   R$ 19.200.472.066,07 for the payment of dividends and interest on capital pursuant to Article 9 of Law 9,249/95, of which R$ 17,557,261,200.02 is the amount net of taxes. It was recorded that part of the amount corresponds to the mandatory dividend and part to the extraordinary dividends and, also, that their payment had already been made; and

d)   R$ 220,901,871.59 related to the adjustments from the first adoption of Resolution No. 4,512/2016 of the National Monetary Council (CMN), which rules the financial guarantees provided.

6.   Ratified the resolutions of the Board of Directors with respect to the interim payment to Stockholders of the dividends and interest on capital attributed to the mandatory dividend for 2017, and also of the additional dividends and interest on capital declared on July 31, 2017, November 30, 2017 and February 5, 2018, all of which have been effectively paid.

7.   Recorded that the Board of Directors was evaluated both as a joint body and individually and in the light of its good performance during the period as well as the constant attendance of its members at the meetings, and also the compliance with the eligibility requirements of the Policy for Nomination of Executives, the majority Stockholder proposed the granting of 12 seats on the Board of Directors, through the reelection of Messrs. ALFREDO EGYDIO SETUBAL, AMOS GENISH, FÁBIO COLLETTI BARBOSA, GUSTAVO JORGE LABOISSIÈRE LOYOLA, JOÃO MOREIRA SALLES, JOSÉ GALLÓ, MARCO AMBROGIO CRESPI BONOMI, PEDRO LUIZ BODIN DE MORAES, PEDRO MOREIRA SALLES, RICARDO VILLELA MARINO and ROBERTO EGYDIO SETUBAL, and the election of Ms. ANA LÚCIA DE MATTOS BARRETTO VILLELA, all hereunder qualified, for the next annual term of office, which will be effective until the investiture of those elected

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by the Annual General Stockholders’ Meeting of 2019, so that the Board of Directors will be composed of:

ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 6.045.777-6, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942;

AMOS GENISH, Israeli, married, economist, bearer of the Alien Registration Card (RNE CGPI/DIREX/DPF V305047-D), enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 009.194.169-50, domiciled in London, United Kingdom, at 2 DALEHAM GARDENS, NW3 5DA;

ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, pedagogue, bearer of the Identity Card (RG-SSP/SP) No. 13.861.521-4, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000;

FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 5.654.446-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 771.733.258-20, domiciled in the city and state of São Paulo at Rua General San Martin, 23, Jardim América, CEP 01439-030;

GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/DF) No. 408.776, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América, CEP 01427-000;

JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 33.180.899-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 295.520.008-58, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 4440, 16º, andar, Itaim Bibi, CEP 04538-132;

JOSÉ GALLÓ, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/RS) No. 6011890834, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 032.767.670-15, domiciled in the city of Porto Alegre, state of Rio Grande do Sul, at Av. Joaquim Porto Villanova, 401, 7º andar, Jardim do Salso, CEP 91410-400;

MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 3.082.364-X, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 700.536.698-00, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of the Identity Card (RG-IFP/RJ) No. 03733122-0, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Av. Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035;

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PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of the Identity Card (RG-SSP/SP) No. 19.979.952-0, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 551.222.567-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 15.111.115-7, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 252.398.288-90, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.500, 2º andar, Itaim Bibi, CEP 04538-132; and

ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.548.549-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

8.   Next, the Meeting approved the following records:

8.1. Mr. Geraldo José Carbone was not reelected this time as a member of the Board of Directors. Stockholders requested the recording in the minutes of their sincere appreciation for the excellent services provided by him to the Itaú Unibanco Conglomerate;

8.2. Recorded that all those elected to the Board of Directors: (i) have submitted the documents substantiating compliance with prior conditions for eligibility provided for in Articles 146 and 147 of Law 6,404/76 and in the regulation in force, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Article 3, of Instruction No. 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), including the clearance certificates, being all documents filed at the Company’s head office; and (ii) shall be vested in their positions following approval of their election by the Central Bank of Brazil (“BACEN”); and

8.3. Compliance with the provision in sub item I of paragraph 3 of Article 147 of Law No. 6,404/76, pursuant to paragraph 3 Article 2 of CVM Instruction No. 367/02 in relation to Mr. José Galló is waived, given that within the scope of his activities in the Renner Conglomerate, he holds the position of administrator in Renner Administradora de Cartões de Crédito Ltda.

8.4. Pursuant to the best practices of corporate governance, it was recorded that the Directors Amos Genish, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló and Pedro Luiz Bodin de Moraes are deemed independent members of the Board of Directors.

9.   At the proposal of the majority stockholder IUPAR – Itaú Unibanco Participações S.A., the Fiscal Council was installed on a non-permanent basis for the next term of office. The following members were reelected: by appointment of the majority Stockholder, as effective members, Messrs. ALKIMAR RIBEIRO MOURA, Brazilian, divorced, economist, bearer of the Identity Card (RG-SSP/SP) No. 5.342.714-2, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 031.077.288-53, domiciled in the city and state of São Paulo at Rua Itapeva, 474, 11º andar, Bela Vista, CEP 01332-000, and JOSÉ CARUSO CRUZ HENRIQUES, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 4.329.408, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 372.202.688-

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15, domiciled in the city and state of São Paulo at Av. Pacaembu, 1.962, Pacaembu, CEP 01234-001; and as alternate members, Messrs. JOÃO COSTA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 4.673.519, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 476.511.728-68, domiciled in the city and state of São Paulo at Rua Dr. Abílio Martins de Castro, 75, Jardim Marajoara, CEP 04663-110, and REINALDO GURREIRO, Brazilian, married, Bachelor of Accountancy, bearer of the Identity Card (RG-SSP/SP) No. 6.156.523-4, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 503.946.658-72, domiciled in the city and state of São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and (ii) by appointment of the Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in the capacity of holder of preferred shares, as effective member, Mr. CARLOS ROBERTO DE ALBUQUERQUE SÁ, Brazilian, divorced, economist, Bachelor of Accountancy, bearer of the Identity Card (RG/CORECON 1ª Região) No. 8842-0, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 212.107.217-91, domiciled in the city and state of São Paulo at Alameda Jauaperi, 755, apto. 132, Moema, CEP 04523-013, and as alternate member, Mr. EDUARDO AZEVEDO DO VALLE, Brazilian, married, engineer, bearer of the Identity Card (RGDetran/ RJ) No. 03.483.261-8, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 598.809.967-04, domiciled in the city and state of Rio de Janeiro at Rua Joathur Bueno, 190, Barra da Tijuca, CEP 22631-160. The aforementioned members shall make up the Company’s Fiscal Council for an annual term of office expiring as of the date of the Annual General Stockholders’ Meeting of 2019.

10.  Recorded the presentation by the elected members of the Fiscal Council of the documents substantiating compliance with prior conditions for eligibility provided for in Article 162 of Law No. 6,404/76.

11. It was also recorded that the Stockholder PREVI handed in a Statement of Vote requesting the analysis, by the Board of Directors, of a suggestion to install the Company’s Fiscal Council on a permanent basis, as an attachment.

12. Approved the proposal for the establishment of the aggregate amount of R$370,000,000.00 for the compensation of the members of the Board of Directors and the Executive Board for 2018, regardless of the year in which the amounts were effectively attributed, paid or recognized in the Company’s financial statements. This amount may be paid in Brazilian local currency, in shares of the Company or in another form that management shall deem convenient.

13. In relation to the members of the Fiscal Council, approved the proposal of individual monthly compensation of R$15,000.00 for the effective members and of R$6,000.00 for the alternate members.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

1. The Corporate Bylaws were amended for the purpose of:

(a) in Article 3, head provision, registering the new number of common shares of the Company’s capital stock, since the Company’s Board of Directors resolved, at meetings held on December 15, 2017 and February 22, 2018, respectively, on the cancellation of 31,793,105 and 14,424,206 common shares purchased under the scope of the own share buyback program;

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(b) in item 4.3., “g”, including the power of the General Stockholders’ Meeting to resolve on Stock Grant Plans, as approved at the Extraordinary General Stockholders’ Meeting held on April 19, 2017, and to adjust the denomination of the Plan to Stock Option Plan;

(c) n item 5.1. and in Article 17, adjusting the corporate name of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão;

(d) adjusting the wording of items 6.2. and 6.8. on the composition and powers of the Board of Directors, in line with the practices currently adopted by the Company and with the provisions of the Brazilian Corporate Governance Code, thus formalizing (i) that the majority of members of the Board of Directors will be non-executive members and at least one-third will be independent members, and (ii) the powers of the Board of Directors to: assess the independent members; state a position on the public offerings of shares and other securities by the Company; and analyze transactions with related parties, by itself or by one of its Committees, based on materiality criteria set forth in the Company’s policy;

(e) clarifying in item 10.1.1. that the Company may also be represented by solely one officer (i) in those acts that will not imply the assumption or waiver of any rights or obligations with any direct or indirect management body; and (b) at general meetings, and meetings of stockholders or unit holders of companies or investment funds in which the Company participates;

(f) improving the composition of the statutory revenue reserves in Article 15, head provision and its sub items, under the terms allowed by Article 194 of Law No. 6,404/76, by recognizing a reserve to be named “Statutory Revenue Reserve”, which will have the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or its interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus; and

(g) adjusting the remittances to the statutory revenue reserve in items 13.3. and 14.1.

2. The Corporate Bylaws were consolidated for the purpose of documenting the amendments provided for in item “1” above, which will be effective as initialed by the Board, after the ratification of the resolutions of this Meeting by the Central Bank of Brazil.

3. The balances currently recorded in Statutory Reserves (a) for Dividend Equalization, (b) for Working Capital Increase; and (c) for Capital Increase in Investees, which will accordingly no longer exist, were transferred to the new Statutory Revenue Reserve.

REMOTE VOTING: The receipt was recorded of 586 remote voting ballots in the period between March 26, 2018 and April 18, 2018, which were duly computed and are being consolidated in the Final Voting Map.

QUORUM FOR THE RESOLUTIONS: The resolutions were adopted by a majority of votes, with exception of resolution 5 above, which was approved by all, as presented in the Final

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Voting Map attached to the minutes and which shows, in detail, the percentages of approval, rejection and abstention on each matter resolved upon at the Meeting.

DOCUMENTS FILED AT THE HEAD OFFICE: Balance Sheet and other Financial Statements, Explanatory Notes, Management and Independent Auditor’s reports, Opinion of the Fiscal Council and summary of the Report of the Audit Committee. The Board of the Meeting also filed at the head office of the Company and certified the Proposal of the Board of Directors made available on March 23, 2018, the Voting Maps, the Votes cast and the Statements of Vote presented by the Company’s Stockholders.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), April 25, 2018. (undersigned) Leila Cristiane Barboza Braga de Melo– President; Álvaro Felipe Rizzi Rodrigues– Secretary.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Authorized Capital: up to 8,784,600,000 shares

Subscribed and Paid-in Capital R$97,148,000,000.00 – 6,536,090,232 shares

BYLAWS

Article 1 – DENOMINATION, TERM AND HEAD OFFICE – The publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo.

Article 2 – OBJECTIVE – The company has as its purpose banking activity in all its authorized forms including foreign exchange transactions.

Article 3 – CAPITAL AND SHARES – The subscribed and paid-in capital is R$97,148,000,000.00 (ninety-seven billion, one hundred forty-eight million reais), represented by 6.536.090.232 (six billion, five hundred thirty-six million, ninety thousand, two hundred thirty-two) book-entry shares with no par value, being 3.305.526.906 (three billion, three hundred five million, five hundred twenty-six thousand, nine hundred six) common and 3.305.526.906 (three billion, three hundred five million, five hundred twenty-six thousand, nine hundred six) preferred shares, the later having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty percent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.

3.1.	Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 8,784,600,000 (eight billion, seven hundred eighty-four million, six hundred thousand) shares, being 4,392,300,000 (four billion,’ three hundred ninety-two million, three hundred thousand) common and 4,392,300,000 (four billion, three hundred ninety-two million, three hundred thousand) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76).

3.2.	Purchase of Share Options – Within the limits of the Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies.

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3.3.	Book Entry Shares – Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law may be charged to stockholders.

3.4.	Share Buybacks – The company can acquire its own shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan.

3.5.	Acquisition of Voting Rights by the Preferred Shares – The preferred shares will acquire voting rights pursuant to the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years.

Article 4 – GENERAL MEETING – The General Meeting shall meet annually within the 4 (four) months following the end of the fiscal year, pursuant to legal requirements, and extraordinarily whenever corporate interests so demand.

4.1.	The work of any General Meeting shall be chaired by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary.

4.2.	Each common share is entitled to one vote in the resolutions of the General Meetings.

4.3.	The following is the exclusive prerogative of the General Meeting:

a)	decisions with respect to the financial statements and the distribution and allocation of profits;
b)	decisions with respect to the management report and the Board of Officers’ accounts;
c)	establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers;
d)	appoint, elect and remove members of the Board of Directors;
e)	approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company;
f)	decide on retained profits or the constitution of reserves; and
g)	decide on Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies.

Article 5 – MANAGEMENT – The company will be managed by a Board of Directors and by a Board of Officers. Pursuant to the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers.

5.1.	Investiture – The Directors and Officers will be invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of

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management’s Instrument of Agreement, pursuant to the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

5.2.	Management Compensation – Management shall receive both remuneration and a participation in the net income pursuant to the statutory limits. Payment of remuneration shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors and the Board of Officers.

Article 6 – BOARD OF DIRECTORS – The Board of Directors will be comprised by natural persons, elected by the General Meeting, and will have 1 (one) Chairman or 2 (two) Co-Chairmen and may have up to 3 (three) Vice-Chairmen chosen by the Directors from among their peers.

6.1.	The positions of Chairman or Co-Chairman of the Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person.

6.2.	The Board of Directors shall have at least 10 (ten) and at the most 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy.

6.3.	The Co-Chairmen shall have identical prerogatives and functions, and shall work together in the chair of the Board of Directors.

6.4.	In case of any definitive vacancy or incapacity in office: (a) of one of the Co-Chairmen, the remaining Co- Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors.

6.4.1.	In case of temporary vacancy or incapacity in office: (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an acting substitute among its members.

6.5.	The unified term of office of a member of the Board of Directors is for 1 (one) year as from the date he or she is elected by the General Meeting, extendable until the date of the investiture of the existing members’ successors.

6.6.	No individual may be elected to the position of Director who is 70 (seventy) years of age on the date of his/her election.

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6.7.	The Board of Directors, which is convened by the Chairman or by any of the Co-Chairmen, will meet, ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand, its decisions only being valid in the presence of at least an absolute majority of its appointed members.

6.7.1.	Any Board of Directors member may participate in the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and his/her vote cast shall be deemed valid for all legal intents and purposes.

6.8.	It is incumbent on the Board of Directors:

I.	to establish the general guidelines of the company;

II.	to elect and remove from office the company's Officers and establish their functions;

III.	to appoint officers to comprise the Boards of Officers of the controlled companies as specified;

IV.	to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts;

V.	to call General Meetings with a 15 (fifteen) day minimum grace period before the effective date, the number of days being counted from the notice date of the first call;

VI.	to opine on the report of the management and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Meeting;

VII.	to decide on budgets for results and for investments and respective action plans;

VIII.	to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7;

IX.	to decide on the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semiannual balance sheet;

X.	to make decisions on payment of interest on stockholders’ equity;

XI.	to decide on buyback operations on a non-permanent basis, for treasury stock purposes, as well as to decide on either the cancellation or the sale of these shares;

XII.	to decide on the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, and subsequent changes; <

XIII.	to decide on the institution of committees to handle specific issues within the scope of the Board of Directors;

XIV.	to elect and remove the members of the Audit Committee and the Compensation Committee;

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XV.	to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through its reports;

XVI.	to assess and disclose on an annual basis who the independent members of the Board of Directors are, as well as to examine any circumstances that may compromise their independence;

XVII.	to approve investments and divestments direct or indirect in corporate stakes for amounts higher than 15% (fifteen per cent) of the book value of the company as registered in the last audited balance sheet;

XVIII.	to state a position on the public offerings of shares or other securities by the company;

XIX.	to decide, within the limit of the authorized capital, on the increase of capital and issue of credit securities and other instruments convertible into shares pursuant to item 3.1.; and

XX.	to examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the latter scenario.

Article 7 – AUDIT COMMITTEE – The supervision (i) of the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors.

7.1.	The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself or professionals of recognized competence and outstanding knowledge, with at least one of the members of this Committee being designated Financial Specialist, having proven knowledge of the accounting and auditing areas.

7.1.1.	The basic conditions for the exercise of a member of the Audit Committee are:

a)	not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) a responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) a member of the Fiscal Council of the company or its affiliates; (v) a controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of voting capital of the company or its affiliates;

b)	not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.

7.1.2.	The Board of Directors shall terminate the term of office of any member of the Audit Committee if his/her independence should be affected by any conflict of interest or potential conflict of interest;

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7.1.3.	Members of the Audit Committee shall have a maximum term of office of five years, after which they may only reoccupy a seat on the Committee at least three years following the expiry date of the last permitted reappointment;

7.1.4. Up to one-third (1/3) of the Audit Committee members may be reelected for other five (5) consecutive annual terms of office, without adhering to the intervening period provided for in item 7.1.3;

7.1.5. The Audit Committee members shall remain in their positions until their successors take office.

7.2.	The Audit Committee shall meet on the convening of the President and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems.

7.3.	The Board of Directors shall establish the amount for compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities.

7.3.1.	The Audit Committee member shall not receive any other type of compensation from the company or its connected companies unrelated to his/her function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for receiving his/her compensation for the function performed as a member of the latter body.

7.4.	At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semiannual report shall be prepared at the end of the first semester of each fiscal year.

7.4.1.	The summary of the Audit Committee’s Report, providing the principal data, shall be published together with the financial statements.

Article 8 – COMPENSATION COMMITTEE – The execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent on the Compensation Committee, which shall report directly to the Board of Directors.

8.1.	The Compensation Committee shall be made up of 3 (three) to 10 (ten) members, elected by the Board of Directors, one of its members being nominated to the position of President.

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8.1.1.	The Compensation Committee shall be made up of (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management.

8.1.2.	The term of office of the members of the Compensation Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.

8.1.3.	The members of the Compensation Committee may be reelected to the post, although remaining a member of the Compensation Committee for a period of more than 10 (ten) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.

8.2.	It is incumbent on the Compensation Committee to:

I.	prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs;

II.	supervise the implementation and operating of the compensation policy for the company’s members of management;

III.	review annually the compensation policy for the members of management of the company, recommending its correction or improvement to the Board of Directors;

IV.	propose to the Board of Directors the amount of aggregate compensation of the members of management to be submitted to the General Meeting;

V.	evaluate future internal and external scenarios and their possible impacts on management compensation policy;

VI.	examine the compensation policy for the members of management of the company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and

VII.	ensure that the compensation policy for the members of management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution 3,921/2010.

8.3.	The Board of Directors may attribute powers to the Compensation Committee in addition to those pursuant to these Bylaws.

8.4.	The Board of Directors shall set an amount for allocation to the compensation of members of the Compensation Committee, pursuant to market parameters, as well as the budget for covering the expenses for its functioning.

8.5.	At the end of each fiscal year, the Compensation Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of

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Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of 5 (five) years.

Article 9 – BOARD OF OFFICERS – The management and representation of the company is incumbent on the Board of Officers, elected by the Board of Directors.

9.1.	The Board of Officers shall comprise 5 (five) to 30 (thirty) members, to include the positions of Chief Executive Officer, Director-General, Vice President, Executive Officer and Officer in accordance with what is decided by the Board of Directors when establishing these positions;

9.2.	In the case of absence or incapacity of any officer, the Board of Officers shall choose the interim deputy from among its members. The Chief Executive Officer shall be substituted in his/her absences or incapacity by one Director-General or by the Vice President appointed by him/her;

9.3.	Should any position become vacant, the Board of Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer;

9.4.	The officers shall have mandates of 1 (one) year duration, are eligible for reelection and remain in their positions until their successors take office;

9.5.	A person is ineligible (i) to occupy the position of Chief Executive Officer who is already 62 (sixty-two) on the date of the election; and (ii) to occupy other posts on the Board of Officers, for those who are already 60 (sixty) on the date of the election.

Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE OFFICERS – Two Officers, one of them mandatorily the Chief Executive Officer, Director-General, Vice President or Executive Officer, shall have powers to (i) represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties; (ii) transact and waive rights be able to without restriction as to the provision in sub-paragraph XVI of item 6.8., to pledge and sell permanent assets; (iii) decide on the installation, extinguishment and reorganization of branch offices; and (iv) constitute proxies.

10.1.	In case of the caption sentence, except for the provision in item “(iv)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies.

10.1.1.	Exceptionally, the Company may be represented by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii) the Company may also be solely represented by one officer.

10.1.2.	The Board of Directors may anticipate or institute addition to those prescribed in sub-item 10.1.1;

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10.1.3.	With the exception of those of a judicial nature, proxy instruments shall have a mandatory term of no more than one year.

10.2.	It is incumbent upon the Chief Executive Officer to convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company and establish the internal and operational norms.

10.3.	The General Directors, Vice Presidents, Executive Officers and Officers are responsible for the activities attributed to them by the Board of Directors.

Article 11 –FISCAL COUNCIL – The company will have a Fiscal Council, to function on a nonpermanent basis, comprising from 3 (three) to 5 (five) effective members and an equal number of deputies. The election, installation and the functioning of the Fiscal Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76.

Article 12 – FISCAL YEAR – The fiscal year will end on December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions.

Article 13 – ALLOCATION OF NET INCOME – Together with the financial statements, the Board of Directors will present a proposal to the Annual General Meeting as to the allocation of net income for the fiscal year, pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and subsequent provisions as follows:

13.1.	Before any other distribution, 5% (five percent) will be allocated to the Legal Reserve, which may not exceed 20% (twenty percent) of the capital stock.

13.2.	The value to be allocated to dividend payments to the stockholders will be specified in accordance with the provisions in Article 14 and the following norms:

a)	the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I);

b)	the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares; and

c)	the shares of both types will participate in the net income distributed under equal conditions once a dividend identical to the minimum dividend on the preferred shares is also assured to the common shares.

13.3.	The remaining balance will be allocated in accordance with what is proposed by the Board of Directors, including the reserve cited under Article 15, "ad referendum" of the General Meeting.

Article 14 – MANDATORY DIVIDEND – The stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than 25% (twenty-five percent) of the net income recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with sub-paragraphs II and III of the same law.

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14.1.	The portion of the mandatory dividend that may have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account.

14.2.	If so decided by the Board of Directors, interest on stockholders’ equity may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95.

Article 15 – STATUTORY RESERVES – According to the proposal of the Board of Directors, the General Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in: (i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus

15.1.	The Reserve will be made up with funds:

a)	equivalent to at most 100% of the net income for the fiscal year, adjusted according to Article 202 of Law No.6.404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation;

b)	equivalent to at most 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings;

c)	equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and

d)	originating from the credits corresponding to interim dividend payments (item 14.1).

15.2.	The balance of this reserve, added to the balance of the Legal Reserve, may not exceed capital stock, under the terms of Article 199 of Law No. 6,404/76.

15.3.	The reserve will be separated into different sub-accounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different sub-accounts, according to the category of the stockholders.

Article 16 –BENEFICIAL OWNERS – The company is prohibited from issuing participation certificates of the Beneficial Owner type.

Article 17 – LISTING SEGMENT – With the admission of the company to the special listing segment denominated Level 1 Corporate Governance of B3, the company, its shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”).

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

ANNUAL AND EXTRAORDINARY STOCKHOLDERS' MEETING

Final summarized voting map

In the terms of CVM Instruction No. 481/09, discloses the final summarized voting map related to the consolidation of voting instructions given by underwriters and of voting instructions given directly by the Company for each item presented in the remote voting form, about the matters submitted for resolution by the Extraordinary and Annual Stockholders’ Meeting to be held on April 25, 2018 at 11:00 a.m. of Itaú Unibanco Holding S.A., a publicly-held company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below:

Item	Description - ordinary agenda	Candidates	Voting	Number of shares	% over total voting
1	Acknowledge and examine the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and to resolve on the Financial Statements for the fiscal year ended December 31, 2017.		Approve	3,022,175,589	99.9999
			Reject	14	0.0001
			Abstain	-	-
2	Resolve on the proposal of the Board of Directors for the allocation of net income for the year, as detailed in the General Stockholders’ Meeting Manual available at https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2018_Eng.pdf:		Approve	3,022,175,603	100.0000
			Reject	-	0.0000
			Abstain	-	0.0000
3	Define the number of members that will comprise the Board of Directors in twelve (12), as proposed by the controlling shareholders:		Approve	3,021,830,064	99.9886
			Reject	341,789	0.0113
			Abstain	3,750	0.0001
4	Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?		Yes	1,253,038	7.5719
			No	2,106,348	12.7282
			Abstain	13,189,250	79.6999
5	Election of the board of directors by candidate – Limit of vacancies to be fulfilled: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alfredo Egydio Setubal	Approve	3,022,140,949	99.9989
			Reject	30,904	0.0010
			Abstain	3,750	0.0001
		Amos Genish (Independent member)	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		Ana Lúcia de Mattos Barretto Villela	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		Fábio Colletti Barbosa (Independent member)	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		Gustavo Jorge Laboissière Loyola (Independent member)	Approve	3,022,117,706	99.9981
			Reject	54,147	0.0018
			Abstain	3,750	0.0001
		João Moreira Salles	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		José Galló (Independent member)	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		Marco Ambrogio Crespi Bonomi	Approve	3,022,140,949	99.9989
			Reject	30,904	0.0010
			Abstain	3,750	0.0001
		Pedro Luiz Bodin de Moraes (Independent member)	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		Pedro Moreira Salles	Approve	3,022,123,449	99.9983
			Reject	48,404	0.0016
			Abstain	3,750	0.0001
		Ricardo Villela Marino	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		Roberto Egydio Setubal	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
6	If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates?		Yes	8,747,106	52.8570
			No	-	-
			Abstain	7,801,530	47.1430
7	View of all candidates for the assignment of the % (percentage) of votes to be attributed	Alfredo Egydio Setubal		118,785	8.3537
		Amos Genish (Independent member)		118,785	8.3537
		Ana Lúcia de Mattos Barretto Villela		118,785	8.3537
		Fábio Colletti Barbosa (Independent member)		118,785	8.3537
		Gustavo Jorge Laboissière Loyola (Independent member)		115,308	8.1092
		João Moreira Salles		118,785	8.3537
		José Galló (Independent member)		118,785	8.3537
		Marco Ambrogio Crespi Bonomi		118,785	8.3537
		Pedro Luiz Bodin de Moraes (Independent member)		118,785	8.3537
		Pedro Moreira Salles		118,785	8.3537
		Ricardo Villela Marino		118,785	8.3537
		Roberto Egydio Setubal		118,785	8.3537

8	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976?		Yes	-	0.0000
			No	189,244	1.2922
			Abstain	14,456,012	98.7078
9	If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately?		Yes	7,370,601	50.3276
			No	4,930	0.0337
			Abstain	7,269,725	49.6388
10	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976?		Yes	110,202,438	15.5432
			No	140,534,999	19.8214
			Abstain	458,268,164	64.6353
11	If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately?		Yes	478,989,627	67.5579
			No	162,000,077	22.8489
			Abstain	68,015,897	9.5931
12	Election of the Fiscal Council by candidate – Limit of vacancies to be fulfilled: 4 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alkimar Ribeiro Moura (Effective)	Approve	3,022,171,853	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
		José Caruso Cruz Henriques (Effective)	Approve	3,022,171,853	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
		João Costa (Alternate)	Approve	3,022,171,853	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
		Reinaldo Guerreiro (Alternate)	Approve	3,022,171,853	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
13	Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights	Carlos Roberto de Albuquerque Sá (Effective)	Approve	679,569,569	74.4861
			Reject	12,178,878	1.3349
			Abstain	220,595,314	24.1790
		Eduardo Azevedo do Valle (Alternate)	Approve	644,081,207	73.6968
			Reject	21,209,952	2.4269
			Abstain	208,670,163	23.8764
14	Resolve on the amount to be allocated for compensation of the members of the Executive Board and the Board of Directors in the total value of R$ 370,000,000.00:		Approve	3,010,243,925	99.6052
			Reject	9,862,891	0.3264
			Abstain	2,068,787	0.0685
15	Resolve on the individual monthly compensation of R$15,000.00 for the effective members and R$6,000.00 for the alternate members of the Fiscal Council.		Approve	3,022,014,316	99.9947
			Reject	-	-
			Abstain	161,287	0.0053
Item	Description - extraordinary agenda		Voting	Number of shares	% over total voting
16	Amend the Bylaws to: Register the new number of shares of the Company’s capital stock as a result of the cancellation of 46,217,311 common shares held in treasury (Article 3, head provision):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
17	Include the powers of the General Stockholders’ Meeting to resolve on Stock Grant Plans and adjust the denomination of the Stock Option Plan(item 4.3.g):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
18	Adjust the denomination of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão (item 5.1., and Article 17):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
19	Adjust the wording on the composition of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code (item 6.2):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
20	Adjust the wording on the powers of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code (item 6.8):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
21	Improve the wording on the representation rule of the Company (item 10.1.1):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
22	Amend the composition of statutory revenue reserves (Article 15 and items):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
23	Update the remittances to the statutory revenue reserve (items 13.3 and 14.1):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
24	Update the remittances to the statutory revenue reserve (items 13.3 and 14.1):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
25	Transfer to the new Statutory Revenue Reserve the balances currently recorded in the Statutory Reserves for Dividends Equalization, for Working Capital Increase, and for Increase Capital in Investees:		Approve	3,022,206,880	99.9999
			Reject	14	0.0000
			Abstain	3,750	0.0001

São Paulo-SP, April 25, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

ANNUAL AND EXTRAORDINARY STOCKHOLDERS' MEETING

FINAL DETAILED VOTING MAP

According to Instruction No. 481/09 of the Brazilian Securities and Exchange Commission (CVM), it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in person on the matters submitted for the resolution of the Annual/Extraordinary General Stockholders’ Meeting held on April 25, 2018, at 11 a.m., of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the Individual Taxpayer’s Registry (CPF) or of the Corporate Taxpayer’s Registry (CNPJ) of the stockholder, the stockholding position and the votes cast.

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	12.3	12.4	13.1	13.2	14	15	16	17	18	19	20	21	22	23	24	25
05.479.XXX/XXXX-XX	38,247	11,379,326	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	3,477	3,477	3,477	3,477	0	3,477	3,477	3,477	3,477	3,477	3,477	3,477	No	Yes	No	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.479.XXX/XXXX-XX	26,700	282,410	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.261.XXX/XXXX-XX	1,505,300	6,270,500	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
10.798.XXX/XXXX-XX	5,375	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
14.137.XXX/XXXX-XX	15,900	0	Ap.	Ap.	Ap.	Abs.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
15.305.XXX/XXXX-XX	79,700	75,870	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
15.333.XXX/XXXX-XX	16,500	115,880	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
17.202.XXX/XXXX-XX	5,000	45,539	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	No	No	Yes	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
17.891.XXX/XXXX-XX	8,900	66,316	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
18.407.XXX/XXXX-XX	231,273	1,933,416	Ap.	Ap.	Rej.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
19.279.XXX/XXXX-XX	70,000	329,000	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.242.XXX/XXXX-XX	15,004	89,872	Ap.	Ap.	Ap.	No	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Rej.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.265.XXX/XXXX-XX	7,109	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.273.XXX/XXXX-XX	9,580	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.394.XXX/XXXX-XX	6,900	8,780	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
22.420.XXX/XXXX-XX	138,000	0	Ap.	Ap.	Ap.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	11,495	11,495	11,495	11,495	11,495	11,495	11,495	11,495	11,495	11,495	11,495	11,495	Yes	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
10.227.XXX/XXXX-XX	28,110	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
22.501.XXX/XXXX-XX	9,720	61,244	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.294.XXX/XXXX-XX	58,870	524,986	Ap.	Ap.	Rej.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
24.158.XXX/XXXX-XX	7,434	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
24.528.XXX/XXXX-XX	41,400	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
25.454.XXX/XXXX-XX	110,100	0	Ap.	Ap.	Ap.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	9,171	9,171	9,171	9,171	9,171	9,171	9,171	9,171	9,171	9,171	9,171	9,171	Yes	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
27.222.XXX/XXXX-XX	1,900	21,800	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
27.277.XXX/XXXX-XX	211	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
27.386.XXX/XXXX-XX	49,200	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.532.XXX/XXXX-XX	1,295,937,718	112,882	Ap.	Ap.	Ap.	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
04.676.XXX/XXXX-XX	1,709,389,603	0	Ap.	Ap.	Ap.	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
10.418.XXX/XXXX-XX	33,326	364,073	Ap.	Ap.	Ap.	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.052.XXX/XXXX-XX	47,700	38,600	Ap.	Ap.	Ap.	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.775.XXX/XXXX-XX	1,167	6,621	Ap.	Ap.	Ap.	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.973.XXX/XXXX-XX	59,902	658,399	Ap.	Ap.	Ap.	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.104.XXX/XXXX-XX	127,500	85,100	Ap.	Ap.	Ap.	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
02.138.XXX/XXXX-XX	30,037	24,345	Ap.	Ap.	Ap.	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.087.XXX/XXXX-XX	3,750	43,612	Ap.	Ap.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
14.686.XXX/XXXX-XX	165,600	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
14.623.XXX/XXXX-XX	5,957,669	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
14.624.XXX/XXXX-XX	1,175,535	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
14.623.XXX/XXXX-XX	25,800	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
28.072.XXX/XXXX-XX	21,200	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
14.819.XXX/XXXX-XX	10,204	120,936	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
29.322.XXX/XXXX-XX	2,927,395	25,688,061	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
97.540.XXX/XXXX-XX	1,458,579	33,947,252	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.116.XXX/XXXX-XX	4,000	48,270	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.116.XXX/XXXX-XX	230,900	1,050,500	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.001.XXX/XXXX-XX	81,000	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.869.XXX/XXXX-XX	128,567	76,000	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	10,710	10,710	10,710	10,710	10,710	10,710	10,710	10,710	10,710	10,710	10,710	10,710	No	Abs.	No	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.857.XXX/XXXX-XX	321,456	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.665.XXX/XXXX-XX	259,954	477,955	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.571.XXX/XXXX-XX	71,700	301,100	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.529.XXX/XXXX-XX	17,500	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.516.XXX/XXXX-XX	3,050	1,222,803	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.506.XXX/XXXX-XX	16,280	10,300	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.247.XXX/XXXX-XX	51,646	469,979	Ap.	Ap.	Rej.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.237.XXX/XXXX-XX	43,400	858,610	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.140.XXX/XXXX-XX	2,530	25,396	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	No	No	Yes	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.987.XXX/XXXX-XX	23,700	11,300	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839.XXX/XXXX-XX	2,650	65,633	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	221	221	221	221	221	221	221	221	221	221	221	221	Abs.	Abs.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839.XXX/XXXX-XX	23,700	88,350	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	Abs.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839.XXX/XXXX-XX	2,600	0	Ap.	Ap.	Ap.	No	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
22.420.XXX/XXXX-XX	989,400	0	Ap.	Ap.	Ap.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	82,417	82,417	82,417	82,417	82,417	82,417	82,417	82,417	82,417	82,417	82,417	82,417	Yes	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.

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CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	12.3	12.4	13.1	13.2	14	15	16	17	18	19	20	21	22	23	24	25
23.318.XXX/XXXX-XX	15,538	0	Ap.	Ap.	Ap.	Yes	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Yes	1,294	1,294	1,294	1,294	1,294	1,294	1,294	1,294	1,294	1,294	1,294	1,294	Yes	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
13.283.XXX/XXXX-XX	26,900	0	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	Ap.	Ap.	Ap.	Ap.	-	-	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
192.59X.XXX-XX	14	14	Rej.	Ap.	Ap.	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.
05.838.XXX/XXXX-XX	0	95,315	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	587,398	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	3,456,426	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	7,925,868	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.986.XXX/XXXX-XX	0	8,714,225	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	89,197	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	1,325,240	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	28,100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.345.XXX/XXXX-XX	0	89,886	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.418.XXX/XXXX-XX	0	113,326	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.622.XXX/XXXX-XX	0	12,303,731	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.633.XXX/XXXX-XX	0	5,972	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.336.XXX/XXXX-XX	0	2,789,778	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.579.XXX/XXXX-XX	0	1,383,317	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.625.XXX/XXXX-XX	0	799,307	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.640.XXX/XXXX-XX	0	136,691	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.646.XXX/XXXX-XX	0	1,176,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.765.XXX/XXXX-XX	0	11,579,149	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.857.XXX/XXXX-XX	0	2,748,292	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.048.XXX/XXXX-XX	0	2,550,377	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.515.XXX/XXXX-XX	0	51,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.539.XXX/XXXX-XX	0	77,157	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.975.XXX/XXXX-XX	0	163,978	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.184.XXX/XXXX-XX	0	24,795,253	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.410.XXX/XXXX-XX	0	16,105	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.664.XXX/XXXX-XX	0	90,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.022.XXX/XXXX-XX	0	585	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.362.XXX/XXXX-XX	0	215,776	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.442.XXX/XXXX-XX	0	99,019	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.988.XXX/XXXX-XX	0	330,110	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
16.947.XXX/XXXX-XX	0	25,787,113	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.830.XXX/XXXX-XX	0	187,782	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.244.XXX/XXXX-XX	0	7,531	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.910.XXX/XXXX-XX	0	40,427	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
20.026.XXX/XXXX-XX	0	2,177	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
20.622.XXX/XXXX-XX	0	273,969	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.166.XXX/XXXX-XX	0	16,060	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.403.XXX/XXXX-XX	0	10,182	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.875.XXX/XXXX-XX	0	132,447	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.896.XXX/XXXX-XX	0	359,041	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
24.569.XXX/XXXX-XX	0	16,113	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
28.072.XXX/XXXX-XX	0	11,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
29.522.XXX/XXXX-XX	0	62,100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.423.XXX/XXXX-XX	0	27,845	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
15.493.XXX/XXXX-XX	0	11,379	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
20.196.XXX/XXXX-XX	0	4,089,344	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	-	-	Rej.	Rej.	-	-	-	-	-	-	-	-	-	-	-	-
19.822.XXX/XXXX-XX	0	3,517,953	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Yes	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
05.838.XXX/XXXX-XX	0	108,355,501	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	2,669,610	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	848,160	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.061.XXX/XXXX-XX	0	118,450	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.470.XXX/XXXX-XX	0	168,767	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.518.XXX/XXXX-XX	0	10,880,329	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.094.XXX/XXXX-XX	0	762,193	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
16.564.XXX/XXXX-XX	0	15,564	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.161.XXX/XXXX-XX	0	374,671	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.934.XXX/XXXX-XX	0	234,829	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
20.849.XXX/XXXX-XX	0	10,441	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.572.XXX/XXXX-XX	0	43,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.160.XXX/XXXX-XX	0	197,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
29.264.XXX/XXXX-XX	0	8,094	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	2,439,715	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	3,182,343	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	No	No	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
05.446.XXX/XXXX-XX	0	20,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.449.XXX/XXXX-XX	0	121,760	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.450.XXX/XXXX-XX	0	717,080	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.479.XXX/XXXX-XX	0	8,455,825	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.479.XXX/XXXX-XX	0	744,230	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.480.XXX/XXXX-XX	0	1,513,260	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.838.XXX/XXXX-XX	0	82,478	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.838.XXX/XXXX-XX	0	118,726	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.838.XXX/XXXX-XX	0	307,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-

Página 2 de 12

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	12.3	12.4	13.1	13.2	14	15	16	17	18	19	20	21	22	23	24	25
05.838.XXX/XXXX-XX	0	2,807,745	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.838.XXX/XXXX-XX	0	183,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.838.XXX/XXXX-XX	0	70,117	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.838.XXX/XXXX-XX	0	741,030	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	288,735	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Rej.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	5,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	500,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	120,010	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	1,173,475	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	354,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	28,259	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	1,791,226	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	319,575	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	121,968	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	4,230	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	109,830	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	55,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	392,750	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	577,996	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	83,155	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	105,517	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Rej.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	4,099	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	1,198,542	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	48,137	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.840.XXX/XXXX-XX	0	623,775	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.840.XXX/XXXX-XX	0	51,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.840.XXX/XXXX-XX	0	7,219,935	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.840.XXX/XXXX-XX	0	207,870	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.840.XXX/XXXX-XX	0	600,983	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.840.XXX/XXXX-XX	0	1,844,983	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.840.XXX/XXXX-XX	0	407,321	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.840.XXX/XXXX-XX	0	227,772	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.840.XXX/XXXX-XX	0	407,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.840.XXX/XXXX-XX	0	6,270,726	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.985.XXX/XXXX-XX	0	2,277,743	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.986.XXX/XXXX-XX	0	825,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.986.XXX/XXXX-XX	0	354,436	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.986.XXX/XXXX-XX	0	791,787	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.986.XXX/XXXX-XX	0	4,505,893	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	257,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	162,490	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	11,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	979,640	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	4,285,068	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	710,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Rej.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	39,679	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	4,149,502	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	318,060	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	34,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	921,467	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	878,940	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	111,024	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	81,220	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	2,216,791	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	8,089,534	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	No	-	-	-	-	Rej.	Rej.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	308,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	763,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	143,430	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.987.XXX/XXXX-XX	0	402,483	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
06.046.XXX/XXXX-XX	0	157,680	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
06.046.XXX/XXXX-XX	0	487,539	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
06.105.XXX/XXXX-XX	0	50,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
06.105.XXX/XXXX-XX	0	217,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
06.105.XXX/XXXX-XX	0	412,572	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
06.239.XXX/XXXX-XX	0	831,659	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Rej.	-	-	-	-	-	-	-	-	-	-	-	-
06.239.XXX/XXXX-XX	0	843,937	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
06.541.XXX/XXXX-XX	0	49,140	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
06.943.XXX/XXXX-XX	0	37,633	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.060.XXX/XXXX-XX	0	17,297	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.060.XXX/XXXX-XX	0	7,632	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.104.XXX/XXXX-XX	0	469,111	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.104.XXX/XXXX-XX	0	110,820	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.104.XXX/XXXX-XX	0	281,081	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.140.XXX/XXXX-XX	0	1,657,170	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.140.XXX/XXXX-XX	0	61,480	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.140.XXX/XXXX-XX	0	17,570	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-

Página 3 de 12

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	12.3	12.4	13.1	13.2	14	15	16	17	18	19	20	21	22	23	24	25
07.140.XXX/XXXX-XX	0	856,190	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.140.XXX/XXXX-XX	0	4,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.141.XXX/XXXX-XX	0	450,705	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.141.XXX/XXXX-XX	0	23,202	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.191.XXX/XXXX-XX	0	994,857	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.191.XXX/XXXX-XX	0	501,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.208.XXX/XXXX-XX	0	374,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.208.XXX/XXXX-XX	0	453,385	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.208.XXX/XXXX-XX	0	210,283	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.226.XXX/XXXX-XX	0	33,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.226.XXX/XXXX-XX	0	110,552	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.237.XXX/XXXX-XX	0	259,608	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.247.XXX/XXXX-XX	0	38,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.345.XXX/XXXX-XX	0	110,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.418.XXX/XXXX-XX	0	12,790	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.418.XXX/XXXX-XX	0	589,896	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.418.XXX/XXXX-XX	0	5,342,481	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.447.XXX/XXXX-XX	0	1,298,440	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.496.XXX/XXXX-XX	0	34,296	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.496.XXX/XXXX-XX	0	15,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.506.XXX/XXXX-XX	0	4,797,182	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.506.XXX/XXXX-XX	0	29,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.510.XXX/XXXX-XX	0	178,592	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.510.XXX/XXXX-XX	0	66,950	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.516.XXX/XXXX-XX	0	7,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.516.XXX/XXXX-XX	0	1,487,573	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.518.XXX/XXXX-XX	0	669,955	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.536.XXX/XXXX-XX	0	4,896,924	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.572.XXX/XXXX-XX	0	89,330	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.604.XXX/XXXX-XX	0	33,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.622.XXX/XXXX-XX	0	302,997	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.633.XXX/XXXX-XX	0	971,040	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.647.XXX/XXXX-XX	0	145,327	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.680.XXX/XXXX-XX	0	417,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.724.XXX/XXXX-XX	0	917,629	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.768.XXX/XXXX-XX	0	80,553	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.790.XXX/XXXX-XX	0	150,930	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.820.XXX/XXXX-XX	0	104,972	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.846.XXX/XXXX-XX	0	159,255	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.930.XXX/XXXX-XX	0	394,160	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.930.XXX/XXXX-XX	0	236,585	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.940.XXX/XXXX-XX	0	1,854,693	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.940.XXX/XXXX-XX	0	103,540	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.942.XXX/XXXX-XX	0	31,129	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.990.XXX/XXXX-XX	0	70,436	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.040.XXX/XXXX-XX	0	68,935	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.075.XXX/XXXX-XX	0	344,780	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.265.XXX/XXXX-XX	0	92,390	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.268.XXX/XXXX-XX	0	25,627	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.275.XXX/XXXX-XX	0	62,607	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.278.XXX/XXXX-XX	0	102,119	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.291.XXX/XXXX-XX	0	87,840	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.295.XXX/XXXX-XX	0	3,262,440	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.295.XXX/XXXX-XX	0	15,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.295.XXX/XXXX-XX	0	2,511,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.297.XXX/XXXX-XX	0	53,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.299.XXX/XXXX-XX	0	1,677,660	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.360.XXX/XXXX-XX	0	292,984	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.360.XXX/XXXX-XX	0	647,130	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.428.XXX/XXXX-XX	0	88,580	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.437.XXX/XXXX-XX	0	108,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.460.XXX/XXXX-XX	0	97,510	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.538.XXX/XXXX-XX	0	1,321,540	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.542.XXX/XXXX-XX	0	60,477	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.548.XXX/XXXX-XX	0	2,836,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.548.XXX/XXXX-XX	0	3,939,271	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.561.XXX/XXXX-XX	0	96,322	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.562.XXX/XXXX-XX	0	248,280	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.621.XXX/XXXX-XX	0	417,070	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.694.XXX/XXXX-XX	0	1,874,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.799.XXX/XXXX-XX	0	147,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.840.XXX/XXXX-XX	0	13,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.840.XXX/XXXX-XX	0	8,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.840.XXX/XXXX-XX	0	9,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.841.XXX/XXXX-XX	0	2,231	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.857.XXX/XXXX-XX	0	722,820	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-

Página 4 de 12

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	12.3	12.4	13.1	13.2	14	15	16	17	18	19	20	21	22	23	24	25
08.863.XXX/XXXX-XX	0	97,886	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.880.XXX/XXXX-XX	0	555,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.897.XXX/XXXX-XX	0	103,270	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.910.XXX/XXXX-XX	0	605,512	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.914.XXX/XXXX-XX	0	118,350	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.969.XXX/XXXX-XX	0	176,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.978.XXX/XXXX-XX	0	29,616	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.999.XXX/XXXX-XX	0	23,005	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.048.XXX/XXXX-XX	0	102,514	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.063.XXX/XXXX-XX	0	1,286,417	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.066.XXX/XXXX-XX	0	585,555	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.073.XXX/XXXX-XX	0	2,492,041	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.089.XXX/XXXX-XX	0	1,393,035	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.094.XXX/XXXX-XX	0	17,649	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Rej.	-	-	-	-	-	-	-	-	-	-	-	-
09.163.XXX/XXXX-XX	0	41,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.163.XXX/XXXX-XX	0	2,052,593	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.170.XXX/XXXX-XX	0	2,132,991	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.239.XXX/XXXX-XX	0	30,100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.243.XXX/XXXX-XX	0	64,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.286.XXX/XXXX-XX	0	381,120	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.299.XXX/XXXX-XX	0	5,595,931	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.317.XXX/XXXX-XX	0	654,450	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.343.XXX/XXXX-XX	0	9,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.367.XXX/XXXX-XX	0	36,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.393.XXX/XXXX-XX	0	53,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.442.XXX/XXXX-XX	0	216,360	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.470.XXX/XXXX-XX	0	227,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.500.XXX/XXXX-XX	0	33,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.559.XXX/XXXX-XX	0	576,718	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.567.XXX/XXXX-XX	0	167,820	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.567.XXX/XXXX-XX	0	162,503	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.593.XXX/XXXX-XX	0	184,343	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.593.XXX/XXXX-XX	0	2,253,558	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.627.XXX/XXXX-XX	0	12,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.627.XXX/XXXX-XX	0	74,559	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.648.XXX/XXXX-XX	0	28,575	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.780.XXX/XXXX-XX	0	29,415	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.156.XXX/XXXX-XX	0	82,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.205.XXX/XXXX-XX	0	7,785	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.263.XXX/XXXX-XX	0	79,761	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Rej.	-	-	-	-	-	-	-	-	-	-	-	-
10.324.XXX/XXXX-XX	0	269,860	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.374.XXX/XXXX-XX	0	654,386	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.374.XXX/XXXX-XX	0	1,612,810	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.374.XXX/XXXX-XX	0	38,920	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.378.XXX/XXXX-XX	0	449,096	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.378.XXX/XXXX-XX	0	127,141	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.378.XXX/XXXX-XX	0	1,793,831	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.381.XXX/XXXX-XX	0	63,035	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.381.XXX/XXXX-XX	0	1,570,267	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.400.XXX/XXXX-XX	0	328,135	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.416.XXX/XXXX-XX	0	79,861	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.419.XXX/XXXX-XX	0	338,698	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.512.XXX/XXXX-XX	0	6,393,939	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.553.XXX/XXXX-XX	0	550,509	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.602.XXX/XXXX-XX	0	225,631	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.678.XXX/XXXX-XX	0	70,409	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.700.XXX/XXXX-XX	0	1,910,279	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.838.XXX/XXXX-XX	0	851,520	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.910.XXX/XXXX-XX	0	4,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.916.XXX/XXXX-XX	0	4,022,493	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.935.XXX/XXXX-XX	0	277,646	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.026.XXX/XXXX-XX	0	661,960	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.030.XXX/XXXX-XX	0	789,874	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.132.XXX/XXXX-XX	0	1,493,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.205.XXX/XXXX-XX	0	52,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.324.XXX/XXXX-XX	0	18,235	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.324.XXX/XXXX-XX	0	27,893	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.386.XXX/XXXX-XX	0	141,236	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.390.XXX/XXXX-XX	0	56,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.398.XXX/XXXX-XX	0	92,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.435.XXX/XXXX-XX	0	320,032	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.441.XXX/XXXX-XX	0	84,100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.455.XXX/XXXX-XX	0	170	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.455.XXX/XXXX-XX	0	5,225,430	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.462.XXX/XXXX-XX	0	922,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.741.XXX/XXXX-XX	0	317,445	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-

Página 5 de 12

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	12.3	12.4	13.1	13.2	14	15	16	17	18	19	20	21	22	23	24	25
11.841.XXX/XXXX-XX	0	212,895	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.847.XXX/XXXX-XX	0	2,334,673	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.906.XXX/XXXX-XX	0	301,698	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.932.XXX/XXXX-XX	0	1,140	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.981.XXX/XXXX-XX	0	189,540	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.000.XXX/XXXX-XX	0	385,010	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.400.XXX/XXXX-XX	0	766,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.023.XXX/XXXX-XX	0	39,109	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.068.XXX/XXXX-XX	0	1,589,086	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.120.XXX/XXXX-XX	0	50,324	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.133.XXX/XXXX-XX	0	198,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.318.XXX/XXXX-XX	0	5,154,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.458.XXX/XXXX-XX	0	31,060	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.525.XXX/XXXX-XX	0	187,548	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.604.XXX/XXXX-XX	0	9,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.766.XXX/XXXX-XX	0	20,370	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.766.XXX/XXXX-XX	0	874,389	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.798.XXX/XXXX-XX	0	5,692	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.844.XXX/XXXX-XX	0	100,082	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.930.XXX/XXXX-XX	0	278,209	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.028.XXX/XXXX-XX	0	35,070	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.055.XXX/XXXX-XX	0	42,306	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.255.XXX/XXXX-XX	0	39,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.255.XXX/XXXX-XX	0	3,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.296.XXX/XXXX-XX	0	9,461	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.374.XXX/XXXX-XX	0	1,173,270	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.402.XXX/XXXX-XX	0	1,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.429.XXX/XXXX-XX	0	381,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.429.XXX/XXXX-XX	0	68,970	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.469.XXX/XXXX-XX	0	155,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.562.XXX/XXXX-XX	0	2,424,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.562.XXX/XXXX-XX	0	196,948	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.580.XXX/XXXX-XX	0	15,486	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.593.XXX/XXXX-XX	0	18,310	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.665.XXX/XXXX-XX	0	336,520	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.679.XXX/XXXX-XX	0	36,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.709.XXX/XXXX-XX	0	855,616	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.747.XXX/XXXX-XX	0	110,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.834.XXX/XXXX-XX	0	721,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.873.XXX/XXXX-XX	0	226,624	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.981.XXX/XXXX-XX	0	256,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.981.XXX/XXXX-XX	0	20,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.981.XXX/XXXX-XX	0	19,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.012.XXX/XXXX-XX	0	957,721	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.027.XXX/XXXX-XX	0	638,881	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.044.XXX/XXXX-XX	0	71,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.074.XXX/XXXX-XX	0	37,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.121.XXX/XXXX-XX	0	1,865,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.162.XXX/XXXX-XX	0	279,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.178.XXX/XXXX-XX	0	4,275	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.240.XXX/XXXX-XX	0	142,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.282.XXX/XXXX-XX	0	89,121	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Rej.	-	-	-	-	-	-	-	-	-	-	-	-
14.291.XXX/XXXX-XX	0	399,867	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.339.XXX/XXXX-XX	0	1,557,590	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.406.XXX/XXXX-XX	0	81,340	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.541.XXX/XXXX-XX	0	412,750	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.541.XXX/XXXX-XX	0	1,307,859	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.549.XXX/XXXX-XX	0	69,790	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.549.XXX/XXXX-XX	0	244,826	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.624.XXX/XXXX-XX	0	21,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.693.XXX/XXXX-XX	0	236,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.765.XXX/XXXX-XX	0	55,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.791.XXX/XXXX-XX	0	256,186	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.809.XXX/XXXX-XX	0	911,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.812.XXX/XXXX-XX	0	24,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.963.XXX/XXXX-XX	0	659,830	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.963.XXX/XXXX-XX	0	313,970	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
15.231.XXX/XXXX-XX	0	555,310	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
15.265.XXX/XXXX-XX	0	523,387	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
15.265.XXX/XXXX-XX	0	8,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
15.272.XXX/XXXX-XX	0	493,078	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
15.281.XXX/XXXX-XX	0	12,250	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
15.320.XXX/XXXX-XX	0	30,279	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
15.429.XXX/XXXX-XX	0	213,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
15.594.XXX/XXXX-XX	0	544,196	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
15.628.XXX/XXXX-XX	0	1,347,030	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-

Página 6 de 12

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	12.3	12.4	13.1	13.2	14	15	16	17	18	19	20	21	22	23	24	25
15.718.XXX/XXXX-XX	0	4,066	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
15.819.XXX/XXXX-XX	0	54,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
16.573.XXX/XXXX-XX	0	16,802	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
16.816.XXX/XXXX-XX	0	3,056,872	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
16.997.XXX/XXXX-XX	0	252,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.036.XXX/XXXX-XX	0	166,530	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.075.XXX/XXXX-XX	0	1,562,957	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.306.XXX/XXXX-XX	0	33,458	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.313.XXX/XXXX-XX	0	44,890	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.388.XXX/XXXX-XX	0	627,785	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.500.XXX/XXXX-XX	0	549,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.718.XXX/XXXX-XX	0	1,688,032	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.825.XXX/XXXX-XX	0	163,960	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.834.XXX/XXXX-XX	0	2,924	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.858.XXX/XXXX-XX	0	216,160	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.891.XXX/XXXX-XX	0	1,469,637	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.068.XXX/XXXX-XX	0	872,516	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.077.XXX/XXXX-XX	0	100,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.279.XXX/XXXX-XX	0	19,969	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.315.XXX/XXXX-XX	0	850	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.608.XXX/XXXX-XX	0	139,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.608.XXX/XXXX-XX	0	41,220	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.924.XXX/XXXX-XX	0	243,340	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.934.XXX/XXXX-XX	0	10,412	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.969.XXX/XXXX-XX	0	1,284,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.988.XXX/XXXX-XX	0	85,156	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.988.XXX/XXXX-XX	0	58,704	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.135.XXX/XXXX-XX	0	330	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.202.XXX/XXXX-XX	0	512,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.279.XXX/XXXX-XX	0	157,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.449.XXX/XXXX-XX	0	18,486	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.473.XXX/XXXX-XX	0	210,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.530.XXX/XXXX-XX	0	181,332	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.573.XXX/XXXX-XX	0	33,160	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.763.XXX/XXXX-XX	0	9,150	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.837.XXX/XXXX-XX	0	404,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.856.XXX/XXXX-XX	0	910,657	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.874.XXX/XXXX-XX	0	409,938	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.874.XXX/XXXX-XX	0	277,251	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.893.XXX/XXXX-XX	0	18,465	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.893.XXX/XXXX-XX	0	38,083	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.974.XXX/XXXX-XX	0	3,094	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
20.270.XXX/XXXX-XX	0	232,437	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
20.322.XXX/XXXX-XX	0	335,239	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
20.457.XXX/XXXX-XX	0	13,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
20.477.XXX/XXXX-XX	0	9,767,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
20.544.XXX/XXXX-XX	0	2,864	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
20.544.XXX/XXXX-XX	0	82,255	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
20.724.XXX/XXXX-XX	0	39,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
20.750.XXX/XXXX-XX	0	24,278	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
20.796.XXX/XXXX-XX	0	2,227,608	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.086.XXX/XXXX-XX	0	69,566	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.208.XXX/XXXX-XX	0	603	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.265.XXX/XXXX-XX	0	28,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.469.XXX/XXXX-XX	0	36,436	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.485.XXX/XXXX-XX	0	13,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.530.XXX/XXXX-XX	0	639,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.542.XXX/XXXX-XX	0	202,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.561.XXX/XXXX-XX	0	45,929	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.620.XXX/XXXX-XX	0	104,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.703.XXX/XXXX-XX	0	3,367	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.760.XXX/XXXX-XX	0	37,732	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.779.XXX/XXXX-XX	0	200,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.845.XXX/XXXX-XX	0	217,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.845.XXX/XXXX-XX	0	2,217	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.905.XXX/XXXX-XX	0	9,205	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.962.XXX/XXXX-XX	0	383,677	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.011.XXX/XXXX-XX	0	39,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.176.XXX/XXXX-XX	0	9,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.262.XXX/XXXX-XX	0	6,513	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Rej.	-	-	-	-	-	-	-	-	-	-	-	-
22.292.XXX/XXXX-XX	0	85,020	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.321.XXX/XXXX-XX	0	1,055,154	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.360.XXX/XXXX-XX	0	137,458	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.510.XXX/XXXX-XX	0	500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.550.XXX/XXXX-XX	0	1,395,373	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.630.XXX/XXXX-XX	0	33,970	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-

Página 7 de 12

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	12.3	12.4	13.1	13.2	14	15	16	17	18	19	20	21	22	23	24	25
22.631.XXX/XXXX-XX	0	83,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.916.XXX/XXXX-XX	0	38,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.935.XXX/XXXX-XX	0	13,240	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.954.XXX/XXXX-XX	0	16,852	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.020.XXX/XXXX-XX	0	55,525	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.100.XXX/XXXX-XX	0	43,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.127.XXX/XXXX-XX	0	60,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.155.XXX/XXXX-XX	0	5,050	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.155.XXX/XXXX-XX	0	129,640	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.297.XXX/XXXX-XX	0	18,017	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.470.XXX/XXXX-XX	0	895,280	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.487.XXX/XXXX-XX	0	218,730	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.487.XXX/XXXX-XX	0	19,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.516.XXX/XXXX-XX	0	222,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.590.XXX/XXXX-XX	0	70,164	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.656.XXX/XXXX-XX	0	1,790	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.664.XXX/XXXX-XX	0	308	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.794.XXX/XXXX-XX	0	568,851	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.794.XXX/XXXX-XX	0	75,120	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.840.XXX/XXXX-XX	0	15,980	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.847.XXX/XXXX-XX	0	198,950	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.854.XXX/XXXX-XX	0	9,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.874.XXX/XXXX-XX	0	2,209,914	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.952.XXX/XXXX-XX	0	27,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
24.327.XXX/XXXX-XX	0	442,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
24.528.XXX/XXXX-XX	0	30,030	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
24.528.XXX/XXXX-XX	0	470,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
24.528.XXX/XXXX-XX	0	7,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
24.676.XXX/XXXX-XX	0	229,640	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
24.728.XXX/XXXX-XX	0	25,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
24.779.XXX/XXXX-XX	0	132,107	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
24.955.XXX/XXXX-XX	0	27,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
25.075.XXX/XXXX-XX	0	192,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
25.169.XXX/XXXX-XX	0	2,606,314	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.206.XXX/XXXX-XX	0	2,504	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.264.XXX/XXXX-XX	0	33,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.264.XXX/XXXX-XX	0	44,859	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.311.XXX/XXXX-XX	0	4,100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.366.XXX/XXXX-XX	0	225,833	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.496.XXX/XXXX-XX	0	30,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.565.XXX/XXXX-XX	0	301,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.646.XXX/XXXX-XX	0	9,366	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.729.XXX/XXXX-XX	0	926,635	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.784.XXX/XXXX-XX	0	28,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.084.XXX/XXXX-XX	0	28,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.084.XXX/XXXX-XX	0	4,303	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.109.XXX/XXXX-XX	0	656,775	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.165.XXX/XXXX-XX	0	246,087	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.213.XXX/XXXX-XX	0	34,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.222.XXX/XXXX-XX	0	131,593	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Rej.	-	-	-	-	-	-	-	-	-	-	-	-
27.289.XXX/XXXX-XX	0	86,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.463.XXX/XXXX-XX	0	138,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.463.XXX/XXXX-XX	0	9,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.550.XXX/XXXX-XX	0	52,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.648.XXX/XXXX-XX	0	3,100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.680.XXX/XXXX-XX	0	72,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.703.XXX/XXXX-XX	0	75,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.703.XXX/XXXX-XX	0	336,580	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.778.XXX/XXXX-XX	0	310,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.844.XXX/XXXX-XX	0	1,920	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.866.XXX/XXXX-XX	0	284,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
28.271.XXX/XXXX-XX	0	20,247	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Rej.	-	-	-	-	-	-	-	-	-	-	-	-
28.360.XXX/XXXX-XX	0	1,693	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
28.394.XXX/XXXX-XX	0	7,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
28.646.XXX/XXXX-XX	0	3,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
28.646.XXX/XXXX-XX	0	1,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
28.668.XXX/XXXX-XX	0	1,472	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
28.896.XXX/XXXX-XX	0	115,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
28.979.XXX/XXXX-XX	0	5,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
28.990.XXX/XXXX-XX	0	316,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
29.050.XXX/XXXX-XX	0	47,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
29.073.XXX/XXXX-XX	0	41,508	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
29.183.XXX/XXXX-XX	0	2,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
29.237.XXX/XXXX-XX	0	47,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
29.441.XXX/XXXX-XX	0	244,100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
29.464.XXX/XXXX-XX	0	400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-

Página 8 de 12

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	12.3	12.4	13.1	13.2	14	15	16	17	18	19	20	21	22	23	24	25
29.571.XXX/XXXX-XX	0	17,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
29.717.XXX/XXXX-XX	0	1,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
29.848.XXX/XXXX-XX	0	79,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
29.951.XXX/XXXX-XX	0	13,913	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
97.523.XXX/XXXX-XX	0	200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
06.134.XXX/XXXX-XX	0	342,777	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
11.175.XXX/XXXX-XX	0	1,775	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
07.670.XXX/XXXX-XX	0	19,756	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
09.083.XXX/XXXX-XX	0	25,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.473.XXX/XXXX-XX	0	215,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
15.715.XXX/XXXX-XX	0	91,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.702.XXX/XXXX-XX	0	26,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.190.XXX/XXXX-XX	0	38,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.895.XXX/XXXX-XX	0	43,494	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
05.092.XXX/XXXX-XX	0	771,031	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
20.156.XXX/XXXX-XX	0	18,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
01.789.XXX/XXXX-XX	0	46,559	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
02.477.XXX/XXXX-XX	0	2,968	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
09.087.XXX/XXXX-XX	0	283,022	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
05.839.XXX/XXXX-XX	0	38,382,439	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	-	-	-	-	-	-	-	-	-	-	-	-	-
08.823.XXX/XXXX-XX	0	11,360	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
08.931.XXX/XXXX-XX	0	15,378	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
02.497.XXX/XXXX-XX	0	239,323	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
12.107.XXX/XXXX-XX	0	27,183	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
08.823.XXX/XXXX-XX	0	58,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
14.167.XXX/XXXX-XX	0	6,288	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
14.167.XXX/XXXX-XX	0	237,821	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
04.231.XXX/XXXX-XX	0	875	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
04.229.XXX/XXXX-XX	0	1,890	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
10.406.XXX/XXXX-XX	0	97,057	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
10.427.XXX/XXXX-XX	0	77,680	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
02.934.XXX/XXXX-XX	0	5,113	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
10.412.XXX/XXXX-XX	0	58,433	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
05.447.XXX/XXXX-XX	0	1,160,040	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
06.105.XXX/XXXX-XX	0	116,540	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.754.XXX/XXXX-XX	0	3,770	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.526.XXX/XXXX-XX	0	45,854	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
24.992.XXX/XXXX-XX	0	206,041	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	14,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	400,872	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	439,433	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	707,420	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
22.570.XXX/XXXX-XX	0	6,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
19.092.XXX/XXXX-XX	0	315,558	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
19.808.XXX/XXXX-XX	0	172,336	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	1,554,050	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	5,063,610	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
22.570.XXX/XXXX-XX	0	27,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	8,050	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	70,355	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	25,750	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
16.990.XXX/XXXX-XX	0	44,092	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	2,156,250	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
13.981.XXX/XXXX-XX	0	858,211	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	2,357,746	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	629,960	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	72,610	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	6,938,535	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
27.737.XXX/XXXX-XX	0	6,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	4,584,049	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	260,834	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	165,025	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
17.858.XXX/XXXX-XX	0	465,260	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
22.942.XXX/XXXX-XX	0	11,457	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	3,180,003	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
27.532.XXX/XXXX-XX	0	1,826	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
27.545.XXX/XXXX-XX	0	8,967	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
21.542.XXX/XXXX-XX	0	24,381	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	3,968,749	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.539.XXX/XXXX-XX	0	10,447,696	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	16,323,680	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	465,174	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
18.149.XXX/XXXX-XX	0	36,664	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	975,705	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	29,762,212	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	5,947,960	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-

Página 9 de 12

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	12.3	12.4	13.1	13.2	14	15	16	17	18	19	20	21	22	23	24	25
97.540.XXX/XXXX-XX	0	4,820,262	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	5,707,123	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
24.548.XXX/XXXX-XX	0	3,050	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	10,381,812	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	458,100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
20.196.XXX/XXXX-XX	0	4,291,023	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
14.819.XXX/XXXX-XX	0	639,526	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
20.270.XXX/XXXX-XX	0	3,385,223	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
19.808.XXX/XXXX-XX	0	4,233,363	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
25.715.XXX/XXXX-XX	0	6,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	2,235,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	6,689,035	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	Ap.	Rej.	-	-	-	-	-	-	-	-	-	-	-	-
97.540.XXX/XXXX-XX	0	1,342,096	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Yes	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
20.763.XXX/XXXX-XX	0	49,418	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.287.XXX/XXXX-XX	0	15,227	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
15.154.XXX/XXXX-XX	0	571,566	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
33.754.XXX/XXXX-XX	0	96,866,925	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.214.XXX/XXXX-XX	0	549,977	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.392.XXX/XXXX-XX	0	131,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.418.XXX/XXXX-XX	0	34,100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.586.XXX/XXXX-XX	0	6,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
13.998.XXX/XXXX-XX	0	48,189	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.091.XXX/XXXX-XX	0	17,786	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.628.XXX/XXXX-XX	0	465,651	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.817.XXX/XXXX-XX	0	16,890	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.006.XXX/XXXX-XX	0	131,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
18.324.XXX/XXXX-XX	0	71,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
19.160.XXX/XXXX-XX	0	114,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
02.231.XXX/XXXX-XX	0	6,140	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.632.XXX/XXXX-XX	0	400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
23.361.XXX/XXXX-XX	0	1,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.142.XXX/XXXX-XX	0	2,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.751.XXX/XXXX-XX	0	1,400	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.768.XXX/XXXX-XX	0	6,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.773.XXX/XXXX-XX	0	2,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
27.590.XXX/XXXX-XX	0	12,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
28.015.XXX/XXXX-XX	0	1,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
28.408.XXX/XXXX-XX	0	800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
03.752.XXX/XXXX-XX	0	115,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.100.XXX/XXXX-XX	0	202,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.872.XXX/XXXX-XX	0	457,300	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.593.XXX/XXXX-XX	0	2,066,849	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.877.XXX/XXXX-XX	0	42,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.039.XXX/XXXX-XX	0	205,800	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.039.XXX/XXXX-XX	0	268,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.973.XXX/XXXX-XX	0	592,231	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.973.XXX/XXXX-XX	0	418,627	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.973.XXX/XXXX-XX	0	83,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.275.XXX/XXXX-XX	0	36,109	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.605.XXX/XXXX-XX	0	150,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
00.463.XXX/XXXX-XX	0	16,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
03.394.XXX/XXXX-XX	0	226,861	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
51.990.XXX/XXXX-XX	0	3,249,585	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
03.473.XXX/XXXX-XX	0	42,260	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
04.088.XXX/XXXX-XX	0	36,289	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.187.XXX/XXXX-XX	0	266,153	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
96.498.XXX/XXXX-XX	0	73,694	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.667.XXX/XXXX-XX	0	35,206	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
04.609.XXX/XXXX-XX	0	885	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
04.609.XXX/XXXX-XX	0	3,986	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.674.XXX/XXXX-XX	0	34,700	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.187.XXX/XXXX-XX	0	11,950	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.323.XXX/XXXX-XX	0	29,160	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.323.XXX/XXXX-XX	0	297,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
33.055.XXX/XXXX-XX	0	1,680,936	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
09.564.XXX/XXXX-XX	0	477,544	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
01.691.XXX/XXXX-XX	0	84,489	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
03.660.XXX/XXXX-XX	0	122,205	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.589.XXX/XXXX-XX	0	132,103	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.589.XXX/XXXX-XX	0	1,060,925	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.589.XXX/XXXX-XX	0	251,170	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.583.XXX/XXXX-XX	0	313,952	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.192.XXX/XXXX-XX	0	8,590	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
02.863.XXX/XXXX-XX	0	614,329	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.420.XXX/XXXX-XX	0	37,060	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
14.180.XXX/XXXX-XX	0	319,540	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-

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CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10	11	12.1	12.2	12.3	12.4	13.1	13.2	14	15	16	17	18	19	20	21	22	23	24	25
06.916.XXX/XXXX-XX	0	2,660,993	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
04.013.XXX/XXXX-XX	0	1,846	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.488.XXX/XXXX-XX	0	23,364	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
20.216.XXX/XXXX-XX	0	103,200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.052.XXX/XXXX-XX	0	3,474,832	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.347.XXX/XXXX-XX	0	9,124	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.347.XXX/XXXX-XX	0	13,656	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
05.303.XXX/XXXX-XX	0	56,804	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
24.752.XXX/XXXX-XX	0	535,600	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
26.756.XXX/XXXX-XX	0	20,900	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
17.284.XXX/XXXX-XX	0	544,614	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.638.XXX/XXXX-XX	0	16,596	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
11.675.XXX/XXXX-XX	0	157,740	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
10.809.XXX/XXXX-XX	0	509,856	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
42.469.XXX/XXXX-XX	0	117,307	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
01.496.XXX/XXXX-XX	0	274,661	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
08.757.XXX/XXXX-XX	0	99,651	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
12.086.XXX/XXXX-XX	0	208,593	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
21.287.XXX/XXXX-XX	0	69,122	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
71.739.XXX/XXXX-XX	0	34,624	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
00.016.XXX/XXXX-XX	0	74,536	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
07.215.XXX/XXXX-XX	0	26	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
153.45X.XXX-XX	0	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
166.64X.XXX-XX	0	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	-	-	-	-	-	-	-	-	-	-	-	-
22.654.XXX/XXXX-XX	0	603,500	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
22.918.XXX/XXXX-XX	0	602,740	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
02.097.XXX/XXXX-XX	0	67,831	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Abs.	Abs.	-	-	-	-	-	-	-	-	-	-	-	-
07.140.XXX/XXXX-XX	6,897	76,677	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
19.349.XXX/XXXX-XX	28,144	259,139	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.

Description:

Ordinary Agenda

1) Acknowledge and examine the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and to resolve on the Financial Statements for the fiscal year ended December 31, 2017.

2) Resolve on the proposal of the Board of Directors for the allocation of net income for the year, as detailed in the General Stockholders’ Meeting Manual available at https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2018_Eng.pdf.

3) Define the number of members that will comprise the Board of Directors in twelve (12), as proposed by the controlling shareholders.

4) Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?

5) Election of the board of directors by candidate – Limit of vacancies to be fulfilled: 12
Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election).

5.1) Alfredo Egydio Setubal

5.2) Amos Genish (Independent member)

5.3) Ana Lúcia de Mattos Barretto Villela

5.4) Fábio Colletti Barbosa (Independent member)

5.5) Gustavo Jorge Laboissière Loyola (Independent member)

5.6) João Moreira Salles

5.7) José Galló (Independent member)

5.8) Marco Ambrogio Crespi Bonomi

5.9) Pedro Luiz Bodin de Moraes (Independent member)

5.10) Pedro Moreira Salles

5.11) Ricardo Villela Marino

5.12) Roberto Egydio Setubal

6) If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates?

7) View of all candidates for the assignment of the % (percentage) of votes to be attributed:

7.1) Alfredo Egydio Setubal

7.2) Amos Genish (Independent member)

7.3) Ana Lúcia de Mattos Barretto Villela

7.4) Fábio Colletti Barbosa (Independent member)

7.5) Gustavo Jorge Laboissière Loyola (Independent member)

7.6) João Moreira Salles

7.7) José Galló (Independent member)

7.8) Marco Ambrogio Crespi Bonomi

7.9) Pedro Luiz Bodin de Moraes (Independent member)

7.10) Pedro Moreira Salles

7.11) Ricardo Villela Marino

7.12) Roberto Egydio Setubal

8) Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors:
Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976?

9) If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately?

10) Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors:
Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976?

11) If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately?

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12) Election of the Fiscal Council by candidate – Limit of vacancies to be fulfilled: 4
Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election):

12.1) Alkimar Ribeiro Moura (Effective)

12.2) José Caruso Cruz Henriques (Effective)

12.3) João Costa (Alternate)

12.4) Reinaldo Guerreiro (Alternate)

13) Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights

13.1) Carlos Roberto de Albuquerque Sá (Effective)

13.2) Eduardo Azevedo do Valle (Alternate)

14) Resolve on the amount to be allocated for compensation of the members of the Executive Board and the Board of Directors in the total value of R$ 370,000,000.00.

15) Resolve on the individual monthly compensation of R$15,000.00 for the effective members and R$6,000.00 for the alternate members of the Fiscal Council.

Extraordinary Agenda

16) Amend the Bylaws to: Register the new number of shares of the Company’s capital stock as a result of the cancellation of 46,217,311 common shares held in treasury (Article 3, head provision).

17) Include the powers of the General Stockholders’ Meeting to resolve on Stock Grant Plans and adjust the denomination of the Stock Option Plan(item 4.3.g).

18) Adjust the denomination of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão (item 5.1., and Article 17).

19) Adjust the wording on the composition of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code (item 6.2).

20) Adjust the wording on the powers of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code (item 6.8).

21) Improve the wording on the representation rule of the Company (item 10.1.1).

22) Amend the composition of statutory revenue reserves (Article 15 and items).

23) Update the remittances to the statutory revenue reserve (items 13.3 and 14.1).

24) Update the remittances to the statutory revenue reserve (items 13.3 and 14.1).

25) Transfer to the new Statutory Revenue Reserve the balances currently recorded in the Statutory Reserves for Dividends Equalization, for Working Capital Increase, and for Increase Capital in Investees.

Subtitle:

Ap. = Approved	Rej. = Reject	Abs. = Abstain

São Paulo-SP, May 7, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer

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